SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of November, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: November 8, 2006	By:	/s/ Michael B. McSweeney
	Name:	Michael B. McSweeney
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated November 7, 2006

Exhibit 99.1

Bennett Restructures Company and Cuts Costs;

Announces Q3 Results

Highlights:

•	$3.2 million cash at end of Q3

•	SG&A costs have been reduced by 22% since beginning of 2006

•	Indirect operating costs at the plants have been reduced by 18% since beginning of 2006

•	Business model has been redesigned to reduce overall breakeven point and to reduce cash burn

•	Recruitment of President and CEO on track and a search for a new VP of Sales Commenced

•	Net Sales of $1.5 million/Net Earnings ($4.5 million)

Oakville ON, November 7, 2006, For Immediate Release – Bennett Environmental Inc. today announced that it has completed a strategic planning process, which involved senior management and the new board of directors, resulting in a restructuring plan for the Company that is intended to decrease sharply the amount of revenue required for the company to breakeven or generate cash. The plan further aims to rebuild and refocus the company’s sales and marketing efforts, improving prospects for future revenue growth.

In addition, the Company announced its financial and operating results for the three and nine months ended September 30, 2006. The Company’s revenues have declined over the past several years and this pattern continued through to the third quarter of 2006.

In response to these declining operating results, the Company implemented plans to significantly reduce operating and administrative costs, conserve cash and increase sales performance. Among other cost reduction steps, management cut the equivalent of 12 salaried positions from the Company during Q3. Acting Co/CEO Andy Boulanger commented that “many of the cost reductions the Company has made over this quarter are expected to be seen on the bottom line early next year. The Company is committed to making additional reductions and short lead time margin enhancements that are intended to show results on the income statement in 2007.”

The Company also plans to pursue revenue growth by expanding its product offering, improving relationships with third party environmental firms, and rebuilding and refocusing its sales and marketing teams. The Company announced that it has initiated a search for a new Vice President of Sales with broad experience in sales and marketing.

David Williams, Chairman of the Board and Co/CEO commented that “Bennett’s focus has been completely redirected and the Board and Management see a clear future for the Company. We are entirely focused on cost reduction, margin improvement, and cash flow. Even as we implement our plan in these areas, we are laying the groundwork for what we expect to be a resumption of revenue growth. We believe this is the path to profitability and positive cash flow.”

The following table discloses certain unaudited financial data for the eight most recently completed quarters, expressed in Canadian dollars (millions) (except per share data – basic and diluted):

	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Sales	1.3	2.7	4.5	8.8	10.4	6.2	3.9	4.9
Net (Loss) Earnings	(4.5)	(1.80)	(2.10)	(20.20)	0.2	(1.40)	(3.60)	(5.60)
(Loss) Earnings per share - basic	(0.21)	(0.08)	(0.10)	(0.94)	0.01	(0.07)	(0.17)	(0.32)
(Loss) Earnings per share - diluted	(0.21)	(0.08)	(0.10)	(0.94)	0.01	(0.07)	(0.17)	(0.32)

*	1. The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.
*	2. The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statements for the years ended December 31, 2004 and 2003 for further explanation.

Bennett will hold its conference call on Wednesday, November 8, 2005 at 10:00 a.m. EST.

Forward Looking Statements

Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Quebec and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America. For information, please visit the Bennett Environmental website at:

www.bennettenv.com.

Contact:

Michael McSweeney or Andrew Boulanger

Bennett Environmental Inc.

(905) 339-1540

BENNETT ENVIRONMENTAL INC.

Interim Consolidated Balance Sheets

(Expressed in Canadian dollars)

	September 30, 2006	December 31, 2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,240,225	$7,844,521
Restricted cash	53,052	1,349,316
Amounts receivable	3,792,554	16,817,042
Income taxes receivable	2,225,386	959,417
Current portion of long-term receivables	266,655	—
Deferred transportation costs	335,801	625,506
Prepaid expenses and other	992,897	860,991
Inventory	227,779	—

	11,134,349	28,456,793
Future income tax asset	—	595,091

Long-term receivables	5,163,611	173,250

Property, plant and equipment	33,443,329	33,166,627

Other assets	4,732,996	2,486,673

Goodwill	646,638	646,638

	$55,120,923	$65,525,072

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$3,790,163	$5,820,376
Deferred revenue	628,585	1,416,286
Current portion of long-term liabilities	611,546	1,117,747

	5,030,294	8,354,409
Future income tax liability	124,861	—

Long-term liabilities	669,156	808,996

Deferred gain	210,415	—

Shareholders’ equity:
Share capital	68,081,496	67,997,683
Contributed surplus	3,724,825	2,645,303
Deficit	(22,720,124)	(14,281,319)

	49,086,197	56,361,667

	$55,120,923	$65,525,072

BENNETT ENVIRONMENTAL INC.

Interim Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Sales	$1,299,510	$10,396,117	$8,532,397	$20,473,224

Expenses:
Operating costs	1,605,197	5,279,858	7,031,402	14,129,501
Administration and business development	3,065,448	3,800,983	8,152,347	10,418,936
Amortization	897,828	1,087,864	2,139,137	3,515,055
Foreign exchange loss (gain)	(10,835)	226,482	422,022	357,263
Interest	73,264	50,178	100,059	128,551

	5,630,902	10,445,365	17,844,967	28,549,306

Loss before the undernoted	(4,331,392)	(49,248)	(9,312,570)	(8,076,082)

Other income, including interest	190,650	78,438	417,363	467,882

Income (loss) before income taxes	(4,140,742)	29,190	(8,895,207)	(7,608,200)

Income taxes (recovery):
Current	(408,519)	(291,389)	(1,176,355)	(520,680)
Future	781,023	138,091	719,953	(2,242,786)

	372,504	(153,298)	(456,402)	(2,763,466)

Net income (loss)	(4,513,246)	182,488	(8,438,805)	(4,844,734)

Retained earnings (deficit), beginning of period	(18,206,878)	5,736,282	(14,281,319)	10,763,504

Retained earnings (deficit), end of period	$(22,720,124)	$5,918,770	$(22,720,124)	$5,918,770

Income (loss) per share:
Basic	$(0.21)	$0.01	$(0.39)	$(0.22)
Diluted	(0.21)	0.01	(0.39)	(0.22)

Weighted average number of shares outstanding:
Basic	21,603,440	21,545,940	21,600,033	21,545,940
Diluted	21,603,440	21,545,940	21,600,033	21,545,940

BENNETT ENVIRONMENTAL INC.

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Cash provided by (used in):
Operations:
Net income (loss)	$(4,513,246)	$182,488	$(8,438,805)	$(4,844,734)
Items not involving cash:
Amortization	897,828	1,087,864	2,139,137	3,515,055
Stock-based compensation	595,840	99,079	1,079,522	410,484
Loss from asset impairment	—	4,684	—	4,017
Gain on sale of investments	—	—	—	(175,000)
Gain on sale of property, plant and equipment	(51,000)	—	(51,000)	—
Future income taxes (recovery)	781,023	138,091	719,953	(2,242,786)
Decrease in cash surrender value of life insurance	(72,579)	(53,794)	(94,548)	(79,242)
Accretion expense	(269)	87,160	6,865	176,685
Accrued interest on long-term receivables	(5,075)	—	(12,367)	—
Change in non-cash operating working capital:
Amounts receivable	1,431,921	1,173,997	8,928,917	(530,050)
Deferred transportation costs	(193,111)	(711,767)	289,705	(726,039)
Prepaid expenses and other	187,800	697,111	41,498	26,683
Inventory	(227,779)	—	(227,779)	—
Accounts payable and accrued liabilities	(1,171,768)	859,677	(3,085,987)	(1,654,838)
Income taxes receivable/payable	(330,813)	(141,114)	(1,265,969)	(592,030)
Deferred revenue	129,119	(757,774)	(787,701)	64,966
Severance payable	442,967	(294,550)	442,967	(715,311)

	(2,099,142)	2,371,152	(315,592)	(7,362,140)
Financing:
Increase in (repayments of) long-term liabilities	(178,669)	60,984	(1,095,873)	82,303
Issuance of share capital, net of share issue costs	—	360,675	83,813	353,002

	(178,669)	421,659	(1,012,060)	435,305
Investments:
Change in restricted cash	(1,341)	2,178	1,296,264	174
Note receivable	44,962	150,000	114,962	150,000
Proceeds on disposal of investment	—	—	—	175,000
Proceeds on disposal of property, plant and equipment	9,000	43,355	9,000	108,355
Purchase of property, plant and equipment	(62,717)	(133,958)	(251,048)	(1,418,658)
Decrease (increase) in other assets	770,615	1,703	(2,181,785)	(84,680)
Acquisition of Trans-Cycle Industries, Inc.	(32,887)	—	(2,264,037)	—

	727,632	63,278	(3,276,644)	(1,069,809)

Increase (decrease) in cash and cash equivalents	(1,550,179)	2,856,089	(4,604,296)	(7,996,644)
Cash and cash equivalents, beginning of period	4,790,404	2,977,837	7,844,521	13,830,570

Cash and cash equivalents, end of period	$3,240,225	$5,833,926	$3,240,225	$5,833,926

Supplemental cash flow information:
Interest paid	$61,191	$44,080	$69,697	$110,645
Income taxes paid	—	—	—	6,247
Income taxes received	77,518	—	313,679	—
Reclassification from amounts receivable to long-term receivables	5,037,611	—	5,037,611	—